SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)1

Global Entertainment Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

37939C200

(CUSIP Number)

March 19, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

       Rule 13d-1(c)

       Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 37939C200	13G	Page 2 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) WPHL Holdings Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 2,750,000
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,750,000
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,750,000
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) Up to 42.2228%* **Based on 6,513,075 outstanding shares of the issuer as of August, 31 2007.
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 37939C200	13G	Page 3 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) James Treliving
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 72,500*
	(6)	Shared Voting Power 2,752,275*
	(7)	Sole Dispositive Power 72,500*
	(8)	Shared Dispositive Power 2,752,275*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,824,775*
*The reporting person has shared voting and dispositive power (together with George Melville) over 2,275 shares of common stock of the issuer beneficially owned by S&T Holdings and has sole voting and dispositive power over options exercisable to acquire an additional 72,500 shares of common stock. The reporting person has shared voting and dispositive power over an additional 2,750,000 common shares beneficially owned by WPHL Holdings Inc.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9)
42.8934%**
**Based on 6,513,075 outstanding shares of the issuer as of August 31, 2007, plus 72,500 common shares in aggregate underlying options which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 37939C200	13G	Page 3 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) George Melville
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 72,500*
	(6)	Shared Voting Power 2,752,275*
	(7)	Sole Dispositive Power 72,500*
	(8)	Shared Dispositive Power 2,752,275*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,824,775*
*The reporting person has shared voting and dispositive power (together with James Treliving) over 2,275 shares of common stock of the issuer beneficially owned by S&T Holdings and has sole voting and dispositive power over options exercisable to acquire an additional 72,500 shares of common stock. The reporting person has shared voting and dispositive power over an additional 2,750,000 common shares beneficially owned by WPHL Holdings Inc.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9)
42.8934%**
**Based on 6,513,075 outstanding shares of the issuer as of August 31, 2007, plus 72,500 common shares in aggregate underlying options which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 37939C200	13G	Page 4 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Richard Kozuback
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 125,487*
	(6)	Shared Voting Power 2,750,000*
	(7)	Sole Dispositive Power 125,487*
	(8)	Shared Dispositive Power 2,750,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,875,487*
*The reporting person holds 42,987 shares of common stock of the issuer and options exercisable to acquire an additional 82,500 shares of common stock. The reporting person has shared voting and dispositive power over an additional 2,750,000 common shares beneficially owned by WPHL Holdings Inc.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9)
43.5972%**
**Based on 6,513,075 outstanding shares of the issuer as of August 31, 2007, plus 82,500 common shares in aggregate underlying options which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 37939C200	13G	Page 5 of 9 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Nigel King
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 3,107*
	(6)	Shared Voting Power 2,750,000*
	(7)	Sole Dispositive Power 3,107*
	(8)	Shared Dispositive Power 2,750,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,753,107*
*The reporting person holds 250 shares of common stock of the issuer through Nigel S. King, Inc. and an additional 2,857 common shares individually. The reporting person has shared voting and dispositive power over an additional 2,750,000 common shares beneficially owned by WPHL Holdings Inc.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9) 42.2705%** **Based on 6,513,075 outstanding shares of the issuer as of August 31, 2007.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 37939C200	13G	Page 6 of 9 Pages

Item 1 (a)	Name of Issuer:
Global Entertainment Corporation
Item 1 (b)	Address of Issuer's Principal Executive Offices:
4909 E. McDowell Road, Suite 104 Phoenix, Arizona 85008
Item 2 (a)	Name of Person Filing: i) WPHL Holdings Inc. (ii) James Treliving (iii) Richard Kozuback (iv) George Melville (v) Nigel King
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
i) through v): 200, 5500 Parkwood Way Richmond, British Columbia V6V 2M4 Canada
Item 2 (c)	Citizenship: i) British Columbia ii) through v) Canada
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
37939C200
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	Broker or dealer registered under Section 15 of the Act.
	(b)	Bank as defined in Section 3(a)(6) of the Act.
	(c)	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	Investment company registered under Section 8 of the Investment Company Act.
	(e)	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 37939C200	13G	Page 7 of 9 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A

CUSIP No. 37939C200	13G	Page 8 of 9 Pages

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

Note:	The original Schedule 13G filing made by WPHL Holdings Inc. erroneously indicated the filing was made under Section 13d-1(c). The rule under which the filing was made was actually 13d-1(d).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WPHL Holdings Inc.

Dated: January 31, 2008	By: /s/ Nigel King ____________________________ Name: Nigel King Title: Director

Dated: January 31, 2008	/s/ James Treliving ____________________________ James Treliving

Dated: January 31, 2008	/s/ George Melville ____________________________ George Melville

Dated: January 31, 2008	/s/ Rick Kozuback ____________________________ Rick Kozuback

Dated: January 31, 2008	/s/ Nigel King ____________________________ Nigel King

CUSIP No. 37939C200	13G	Page 9 of 9 Pages

Exhibit A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Ocean Power Technologies, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

        The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

WPHL Holdings Inc.

Dated: January 31, 2008	By: /s/ Nigel King ____________________________ Name: Nigel King Title: Director

Dated: January 31, 2008	/s/ James Treliving ____________________________ James Treliving

Dated: January 31, 2008	/s/ George Melville ____________________________ George Melville

Dated: January 31, 2008	/s/ Rick Kozuback ____________________________ Rick Kozuback

Dated: January 31, 2008	/s/ Nigel King ____________________________ Nigel King